UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

SPECIAL FINANCIAL REPORT PURSUANT TO RULE 15d-2 OF
THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED
For fiscal year ended December 31, 2006
Commission File Number: 333-131677

ORANGE REIT, INC.
(Exact name of registrant as specified in its charter)

Maryland (State or other jurisdiction of incorporation or organization)	20-3749435 (IRS Employer Identification No.)
78 Okner Parkway
Livingston, New Jersey
973-597-6433
(Address of principal executive offices)
(Registrant’s telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act: None
Securities registered pursuant to Section 12(g) of the Act: None
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐      No ☑
Indicate by check mark whether the registrant (1) has filed all reports required by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑      No ☐
Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (Section 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☐  Accelerated filer ☐  Non-accelerated filer ☑
Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑
As of May 5, 2007, no shares of the registrant’s common stock were held by non-affiliates of the registrant, there were 13,334 shares of the registrant’s common stock, par value $0.01 per share, issued and outstanding.
DOCUMENTS INCORPORATED BY REFERENCE : None.
This Special Financial Report is filed under cover of the facing sheet of Form 10-K in accordance with Rule 15d-2 of the Securities Exchange Act of 1934 and contains only financial statements for the registrant’s fiscal year ended December 31, 2006.

ORANGE REIT, INC.

SPECIAL FINANCIAL REPORT
For the Year Ended December 31, 2006

Page
EXPLANATORY NOTE	1

Report of Independent Registered Public Accounting Firm	F-1

Financial Statements:

Balance Sheets as of December 31, 2006 and 2005	F-2

Statements of Operations for the year ended December 31, 2006, the period from October 28, 2005 (inception)through December 31, 2005, and the period from October 28, 2005 (inception) through December 31, 2006
F-3

Statements of Stockholder’s Equity for the year ended December 31, 2006, and for the period from October 28, 2005 (inception) through December 31, 2005	F-4

Statements of Cash Flows for the year ended December 31, 2006, the period from October 28, 2005 (inception) through December 31, 2005, and the period from October 28, 2005 (inception) through December 31, 2006
F-5

Notes to Financial Statements	F-6

Signatures
Exhibit 31.1
Exhibit 31.2
Exhibit 32.1
Exhibit 32.2

EXPLANATORY NOTE
On October 28, 2005, Orange REIT, Inc. was incorporated as a Maryland Corporation that intends to qualify and operate for federal income tax purposes as a Real Estate Investment Trust, or REIT. Orange REIT’s final amended Registration Statement was filed on February 9, 2007. A detailed description of the offering is included in the Registration Statement on Form S-11 (SEC No. 333-131677) filed by Orange REIT, Inc., as declared effective by the Securities and Exchange Commission on February 14, 2007.
Rule 15d-2 under the Securities Exchange Act of 1934, as amended, provides generally that if a company files a registration statement under the Securities Act of 1933, as amended, which does not contain certified financial statements for the company’s last full fiscal year (or for the life of the company if less than a full fiscal year), then the company must, within 90 days after the effective date of the registration statement, file a special report furnishing certified financial statements for the last full fiscal year or other period, as the case may be. Rule 15d-2 further provides that the special financial report is to be filed under cover of the facing sheet of the form appropriate for annual reports of the company.
Orange REIT’s Registration Statement on Form S-11 did not contain the certified financial statements for the year ended December 31, 2006, the last full fiscal year of Orange REIT, as contemplated by Rule 15d-2. Therefore, as required by Rule 15d-2, Orange REIT is hereby filing such certified financial statements with the SEC under cover of the facing page of an Annual Report on Form 10-K.

1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Board of Directors and Stockholder of
Orange REIT, Inc.
We have audited the accompanying balance sheets of Orange REIT, Inc. (a development stage Maryland corporation) (the “Company”) as of December 31, 2006 and 2005, and the related statements of operations, shareholder’s equity and cash flows for the year ended December 31, 2006, the period from October 28, 2005 (inception) through December 31, 2005 and the period from October 28, 2005 (inception) through December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Orange REIT, Inc. as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the year ended December 31, 2006, the period from October 28, 2005 (inception) through December 31, 2005 and the period from October 28, 2005 (inception) through December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.
As disclosed in Note 1 to the accompanying financial statements, the Company is in the development stage and has not yet commenced its intended operations.
/s/ Grant Thornton LLP
Southfield, Michigan
May 14, 2007

ORANGE REIT, INC.
(A Development Stage Maryland Corporation)
BALANCE SHEETS

	December 31,	December 31,
	2006	2005
Assets
Cash and cash equivalents	$4,110	$200,010

Capitalized offering costs	797,773	134,279

Total Assets	$801,883	$334,289

Liabilities:
Accrued expenses	$426,286	$136,829
Note payable (to related party)	551,919	—

Total Liabilities	978,205	136,829

Stockholder’s Equity:
Common stock, $.01 par value; authorized 100,000 shares; issued and outstanding 13,334 shares	133	133
Additional paid-in-capital	199,876	199,876
Deficit accumulated during the development stage	(376,331)	(2,549)

Total Stockholder’s Equity	(176,322)	197,460

Total Liabilities and Stockholder’s Equity	$801,883	$334,289

The accompanying notes are an integral part of these financial statements

ORANGE REIT, INC.
(A Development Stage Maryland Corporation)
STATEMENTS OF OPERATIONS

		Period from	Period from
		October 28,	October 28,
		2005	2005
		(inception)	(inception)
	Year Ended	through	through
	December 31,	December 31,	December 31,
	2006	2005	2006
Revenues	$—	$—	$—
Operating expenses:
Professional fees	151,863	2,549	154,412
Organizational expenses (to related party)	210,000	—	210,000
Interest expense (to related party)	11,919	—	11,919

Total Operating Expenses	$373,782	$2,549	$376,331

Net loss	$(373,782)	$(2,549)	$(376,331)

The accompanying notes are an integral part of these financial statements

ORANGE REIT, INC.
(A Development Stage Maryland Corporation)
STATEMENTS OF STOCKHOLDER’S EQUITY

				Deficit
				Accumulated
				During the
	Common Stock		Additional	Development
	Number of Shares	Amount	Paid-Capital	Stage	Total
Initial capitalization	13,334	$133	$199,876	$—	$200,010
Net loss for the period from October 28, 2005 (inception) through December 31, 2005	—	—	—	(2,549)	(2,549)

Balance at December 31, 2005	13,334	133	199,876	(2,549)	197,460
Net loss for the year ended December 31, 2006	—	—	—	(373,782)	(373,782)

Balance at December 31, 2006	13,334	$133	$199,876	$(376,331)	$(176,322)

The accompanying notes are an integral part of these financial statements

ORANGE REIT, INC.
(A Development Stage Maryland Corporation)
STATEMENTS OF CASH FLOWS

		Period from	Period from
		October 28, 2005	October 28, 2005
		(inception)	(inception)
	Year Ended	through	through
	December 31,	December 31,	December 31,
	2006	2005	2006
Cash Flows from Operating Activities:
Net loss	$(373,782)	$(2,549)	$(376,331)
Adjustments to reconcile net loss to net cash used in operating activities:
Non-cash expenses (to related party)	210,000	—	210,000
Increase in accrued interest (to related party)	11,919	—	11,919
Increase in accrued expenses (excluding capitalized offering costs)	75,201	2,549	77,750

Net Cash Used in Operating Activities	(76,662)	—	(76,662)

Cash Flows from Investing Activities:
Payment of offering costs	(349,238)	—	(349,238)

Net Cash Flows Used in Investing Activities	(349,238)	—	(349,238)

Cash Flows from Financing Activities:
Proceeds from the issuance of common stock	—	200,010	200,010
Advances from Briad for offering costs	230,000	—	230,000

Net Cash Flows From in Financing Activities	230,000	200,010	430,010

Net (Decrease) Increase in Cash and Cash Equivalents	(195,900)	200,010	4,110
Cash and Cash Equivalents, Beginning of Period	200,010	—	—

Cash and Cash Equivalents, End of Period	$4,110	$200,010	$4,110

Supplemental Disclosure of Non-Cash Activity:
Capitalized offering costs accrued as payable	$348,535	$134,279	$348,535
Capitalized offering costs paid directly by related party	$50,000	$50,000	$100,000
The accompanying notes are an integral part of these financial statements

ORANGE REIT, INC.
(A Development State Maryland Corporation)
NOTES TO FINANCIAL STATEMENTS
1. Organization and Offering
Orange REIT, Inc. (the “Company”) is a development stage Maryland Corporation. The Company was organized on October 28, 2005 with the intent of investing in limited service, extended stay and/or other hotel properties located primarily in the United States of America. The Company intends to qualify as a real estate investment trust (“REIT”) for federal income tax purposes.
Subject to certain restrictions and limitations, the business of the Company will be managed by Orange Advisors, LLC (the “Advisor”), a company that has been formed for such purpose. The Company has entered into an advisory agreement, as discussed in Note 5, with the Advisor specifying the Advisor’s powers, duties, and compensation.
The Company will engage Orange Realty Group, LLC, an affiliate (through common ownership) of the Advisor, to manage the acquisition phase of its operation. The Company has entered into an agreement with Orange Realty Group, LLC, as discussed in Note 5, which will outline specific powers, duties, and compensation.
Orange Realty Group, LLC and the Advisor are 100% owned by Orange Services, LLC, a company controlled by the Chairman and Director of the Company.
The Company will establish Orange Hospitality Properties, Inc. as a 100% owned taxable REIT subsidiary (“TRS”). The TRS is intended to lease hotels from the Company.
The Company’s initial capitalization occurred on November 30, 2005, when 13,334 shares of the Company’s common stock were purchased for cash of $200,010 ($15 per share) by Briad Development West, LLC (“Briad”), a company controlled by the Chairman and Director of the Company.
The Company filed a registration statement with the United States Securities and Exchange Commission (initial filing) for a public offering to sell up to 6,666,667 shares of common stock to the public on a “best efforts” basis (the “Offering”) by J.P. Turner & Company, LLC and selected other dealers. As a result of Amendment No. 1 to the registration statement, filed November 20, 2006, the maximum number of shares of common stock to be sold to the public on a “best efforts” basis was changed to 20,066,667, with an offering price of $13.50 for the first 666,667 shares and an offering price of $15.00 for additional shares. The Company intends to invest the net proceeds of the Offering in hotel properties.
The Company may also obtain credit lines to fund acquisitions of property and pay certain related fees. To date the Company has not entered into any such borrowing arrangements.
The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which contemplate continuation of the Company as a going concern. However, the Company is in the development stage and has not yet commenced operations and has continued, and will continue, to incur and accrue costs associated with the Offering.
At December 31, 2006, the Company’s current liabilities exceeded its current assets by $974,095. Commencement of the Company’s operations, the realization of costs deferred in connection with the Offering and the Company’s ability to settle its obligations is dependent upon its ability to obtain the proceeds from the Offering or obtaining other means of financing. The accompanying financial statements do not include any adjustments that might result should the Company not complete the Offering or obtain other means of financing. Additionally, following the first closing of the Offering, the Company’s ability to operate profitably and meet its obligations will be subject to a number of risks, including, but not limited to, the identification and acquisition of suitable properties, the engagement and supervision of capable property managers and the impact of market and economic conditions, and the ability of the Company’s management and the Advisor to manage these and other risks affecting the Company’s business and properties. Although the Company’s and the Advisor’s officers have prior real estate investment experience, they have not previously managed a real estate investment trust.

ORANGE REIT, INC.
(A Development Stage Maryland Corporation)
NOTES TO FINANCIAL STATEMENTS—(Continued)
2. Summary of Significant Accounting Policies
Basis of Presentation
The financial statements are prepared in conformity with accounting principles generally accepted in the United States. The financial statements include the accounts of the Company and in the future, as appropriate, will, on a consolidated basis, include the accounts of its wholly and majority-owned subsidiaries, variable interest entities for which the Company is considered to be the primary beneficiary and controlling majority-owned partnership interests. Intercompany balances and transactions will be eliminated in consolidation.
Fiscal Year
The Company’s fiscal year ends on December 31.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.
Revenue Recognition
Revenue will be recognized as earned; hotel revenues including room, food, beverage and other hotel revenues will be recognized as the related services are provided.
Lease Accounting
The Company expects to lease its properties primarily to the TRS, which will enter into contracts with third-party managers to operate the properties. Hotel operating revenues and expense for these properties will be included in the results of operation of the Company.
Other properties may be leased to, and operated by, unrelated third-party tenants on a triple-net basis, whereby the tenant is generally responsible for all property operating expenses, including property taxes, insurance, maintenance and repairs. Rental income from these operating leases will be included in the Company’s results of operations.
Third-party leases are expected to be structured as operating in nature and are expected to be accounted for as operating leases under GAAP.
Hotel Properties
Investments in hotel properties will be stated at acquisition cost and allocated to property and equipment and identifiable intangible assets at fair value in accordance with Statement of Financial Accounting Standards No. 141, Business Combinations. Property and equipment will be depreciated using the straight-line method over their estimated useful lives. Identifiable intangible assets will typically be contracts, including lease agreements and franchise agreements, which will be recorded at fair value. Intangible assets other than goodwill, which is subject to annual impairment tests, will generally be amortized using the straight-line method over the remaining non-cancelable term of the related agreements. In making estimates of fair values for purposes of allocating purchase price, the Company may utilize a number of sources that may be obtained in connection with the acquisition or financing of a property and other market data. Management will also consider information obtained about each property as a result of its pre-acquisition due diligence in estimating the fair value of the tangible and intangible assets acquired.

ORANGE REIT, INC.
(A Development Stage Maryland Corporation)
NOTES TO FINANCIAL STATEMENTS—(Continued)
Impairment of Long-Lived Assets
The Company will apply Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. This Statement requires that a held for use long-lived asset be tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. The carrying amount of a held for use long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. The assessment is based on the carrying amount of the asset at the date it is tested for recoverability. An impairment loss is recognized when the carrying amount of a held for use long-lived asset is not recoverable and is measured as the amount by which the carrying value exceeds its fair value. If impairment is recognized, the adjusted carrying amount of a held for use long-lived asset is its new cost basis. The Statement also requires that results of operations of a component of an entity that either has been disposed of or is classified as held for sale be reported as discontinued operation.
Cash and Cash Equivalents
The Company considers all short term, highly liquid investments that are both readily convertible to cash and have a maturity of generally three months or less at the time of purchase to be cash equivalents. All of the Company’s cash and cash equivalents are held in the custody of a financial institution. Balances at times may exceed federally insurable limits. The Company mitigates this risk by depositing funds with major financial institutions.
Income Taxes
Because the Company is still in the development stage and has not commenced operations as of December 31, 2006, the losses incurred for the year ended December 31, 2006 and the period from October 28, 2005 (inception) through December 31, 2005 for financial reporting purposes result in deferred tax assets related to temporary differences between financial and tax reporting. The deferred tax assets have been fully reserved as of December 31, 2006 and 2005 because the Company is in the development stage and utilization of the deferred tax assets is uncertain. Accordingly, no provision for income taxes has been recorded for the year ended December 31, 2006 or for the period from October 28, 2005 (inception) through December 31, 2005.
The Company intends to make an election to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code commencing with the fiscal year ending December 31, 2007. If the Company qualifies for taxation as a REIT, the Company generally will not be subject to federal corporate income tax to the extent it distributes at least 90 percent of its REIT taxable income to its stockholders. REITs are subject to a number of other organizational and operational requirements. Even if the Company qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property and federal income and excise taxes on its undistributed income
Activities of the TRS are expected to be subject to income tax at regular corporate rates on any income that it earns.
Offering and Start Up Costs
The Company has incurred, and will continue to incur, costs in connection with the Offering, including filing fees, legal, accounting, marketing and printing costs and escrow fees, which will be deducted from the gross proceeds of the Offering. Offering costs paid are included in capitalized offering costs to the extent that such costs do not exceed limits established in the Offering.
Start up costs incurred other than offering costs are expensed as incurred.
A total of $1,174,104 in start up and offering costs have been incurred by the Company and have been paid or accrued since inception; $136,828 for the period ending December 31, 2005 and $1,037,276 for the year ending December 31, 2006. The amounts for the year ending December 31, 2006 include filing fees of $32,100 to the SEC, $30,500 to the NASD and $60,880 in Blue Sky filing fees.
Accrued expenses at December 31, 2005 and December 31, 2006 include offering costs of $134,279 and $348,535, respectively.
Offering costs of $50,000 were advanced by Briad, as discussed in Note 3 below, as of December 31, 2005. An additional $280,000 was advanced by Briad during the year ended December 31, 2006 as reflected in the accompanying balance sheet.

ORANGE REIT, INC.
(A Development Stage Maryland Corporation)
NOTES TO FINANCIAL STATEMENTS—(Continued)
Stockholder’s Equity
The company amended its articles of incorporation subsequent to year end, as discussed in Note 5, to authorize the issuance of 40,000,000 shares of stock.
The Company intends to establish a reinvestment plan (the “Reinvestment Plan”) pursuant to which stockholders may elect to have the full amount of their cash distribution from the Company reinvested in additional shares of common stock. The Offering will include approximately 366,667 shares of common stock initially for purchase through the Reinvestment Plan.
Recent Accounting Pronouncements
In September 2006, the SEC issued Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when quantifying Misstatements in Current Year Financial Statements (“SAB 108”). SAB 108 requires companies to evaluate the materiality of identified unadjusted errors on each financial statement and related financial statement disclosure using both the rollover approach and the iron curtain approach, as those terms are defined in SAB 108. The rollover approach quantifies misstatements based on the amount of the error in the current year financial statement, whereas the iron curtain approach quantifies misstatements based on the effects of correcting the misstatement existing in the balance sheet at the end of the current year, irrespective of the misstatement’s year(s) of origin. Financial statements would require adjustment when either approach results in quantifying a misstatement that is material. Correcting prior year financial statements for immaterial errors would not require previously filed reports to be amended. If a Company determines that an adjustment to prior year financial statements is required upon adoption of SAB 108 and does not elect to restate its previous financial statements, then it must recognize the cumulative effect of applying SAB 108 in fiscal 2006 beginning balances of the affected assets and liabilities with a corresponding adjustment to the fiscal 2006 opening balance in retained earnings. SAB 108 is effective for interim periods of the first fiscal year ending after November 15, 2006. The adoption of SAB 108 did not have an impact on the Company’s financial statements.
In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS 157”). SFAS 157 provides guidance for using fair value to measure assets and liabilities. The standard expands required disclosures about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The adoption of SFAS 157 is not expected to have a material impact on the Company’s financial statements.
In July 2006, the FASB issued FASB Interpretation No. 48 (“FIN 48”), Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109, which clarifies the accounting for uncertainty in tax positions. FIN 48 requires that the Company recognize the impact of a tax position in the Company’s financial statements if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The provisions of FIN 48 are effective as of the beginning of the Company’s 2007 fiscal year, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. The adoption of FIN 48 is not expected to have a material impact on the Company’s financial statements.
In March 2006, the FASB Emerging Issues Task Force issued Issue 06-3 (“EITF 06-3”), How Sales Taxes Collected From Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement. A tentative consensus was reached that a company should disclose its accounting policy (i.e., gross or net presentation) regarding presentation of taxes within the scope of EITF 06-3. If taxes are significant, a company should disclose the amount of such taxes for each period for which an income statement is presented. The guidance is effective for periods beginning after December 15, 2006. The adoption of EITF 06-3 is not expected to have an impact on the Company’s financial statement disclosure.
3. Arrangements and Transactions with Related Parties
Affiliates of the Company will receive fees and compensation in connection with the Offering, and the acquisition, management and sale of the assets of the Company. During the acquisition stage, the Company will pay Orange Realty Group, LLC, an affiliate, up to 4.0% of total proceeds (defined as the sum of gross proceeds of the Offering and any proceeds from acquisition financing) as a property acquisition fee.
After effectiveness of the registration statement, the Company will pay Orange Advisors, LLC, the Advisor, a monthly asset management fee equal to 10% of the Company’s REIT operating expenses paid during the month.

ORANGE REIT, INC.
(A Development Stage Maryland Corporation)
NOTES TO FINANCIAL STATEMENTS—(Continued)
The Company will reimburse the Advisor for all of the costs and expenses paid or incurred by the Advisor which in any way relate to the operation of the Company or the Company’s business. The Company will not reimburse the Advisor at the end of any quarter for REIT operating expenses that, in the four consecutive quarters then ended, exceed the greater of 2% of average invested assets or 25% of net income for such four quarters (the “2%/25% Guidelines”), unless a majority of the independent directors shall have made a finding that, based upon such unusual and non-recurring factors which they deem sufficient, a higher level of REIT operating expenses is justified.
Within 60 days after the end of any fiscal quarter for which total REIT operating expenses for the year exceed the 2%/25% Guidelines and the independent directors do not make such a finding, the Advisor will be required to reimburse the Company the amount by which the total REIT operating expenses paid or incurred by the Company exceed the 2%/25% Guidelines.
In connection with the sale of properties, the Company will pay the Advisor a deferred, subordinated 10% share of net sales proceeds and will pay Orange Realty Group, LLC a subordinated disposition fee, each after the stockholders have received distributions equal to their invested capital plus an 8% return on such capital. The subordinated disposition fee will equal no more than 3% of the gross sales price of the properties. As an alternative to the subordinated 10% share of net sales proceeds, if the Company lists its shares on a national securities exchange or on the NASDAQ stock market or if the advisory agreement with the Advisor is terminated, the Advisor will receive 10% of the amount by which the value of the Company’s assets plus total distributions paid to stockholders from the Company’s inception through the date of listing or termination exceed the sum of 100% of invested capital plus an amount equal to the stockholders’ 8% return from inception.
Agreements related to the above activity have been negotiated, but not yet signed as of December 31, 2006.
Briad has entered into an agreement with J.P. Turner & Company, LLC for services related to the Offering. Briad paid J.P. Turner & Company, LLC a retainer of $50,000 for advisory services during the period ended December 31, 2005.
In February 2006, Briad amended its Advisory Agreement with J.P. Turner & Company, LLC for services related to the Offering. In addition to the retainer of $50,000 already paid, the agreement provides for an additional $100,000 in advisory fees when the NASD substantially approves the terms of the underwriting. This amount has been reported as part of accrued expenses as of December 31, 2006 and included as a capitalized offering costs. The Company’s repayment of this amount to Briad will be subject to the limitations set forth in the promissory note from the Company to Briad, as described below. As discussed in the registration statement, the Company’s President, Mr. Cooper, continues to be a part-time employee of the managing dealer, J. P. Turner & Company, LLC and provides services to J.P. Turner & Company, LLC on matters unrelated to the Company. He will receive fees from J.P. Turner & Company, LLC in recognition of his efforts in connection with the offering and the advisory agreement prior to his resignation as a full-time employee of J.P. Turner & Company, LLC in December 2006.
The Company has agreed to pay Briad $210,000 for the acquisition of specific materials, proprietary information and know-how developed in connection with a previous offering of a similar entity by Briad. This acquisition was approved by the Board of Directors in January 2006. The amount to be paid to Briad represents a portion of the amounts paid by Briad in legal fees and other expenses incurred in connection with the previous offering. The amount has been included in the note payable (to related party) on the balance sheet, reported as organizational expense (to related party) on the statement of operations and accumulated deficit and reported as a non-cash expense (to related party) adjustment to reconcile net loss to net cash used in operating activities on the statement of cash flows. The payment to Briad will be subject to the limitations set forth in the promissory note from the Company to Briad, as described below.
Briad has agreed to provide a line of credit of up to $800,000 to the Company to cover organizational expenses and offering costs. Advances under the line of credit will bear interest at four percent per annum and will be payable upon the sale of the minimum number of shares in the Offering. As of December 31, 2006 and 2005, respectively, $540,000 and $50,000 has been advanced under the line of credit. Interest Expense incurred, but not yet paid, under the line of credit was $11,919 as of December 31, 2006 and $0 as of December 31, 2005. Under the terms of the promissory note, the Company will not be required to pay any amount that would result in the payment by the Company of Offering expenses exceeding 15% of the gross proceeds of Offering.

ORANGE REIT, INC.
(A Development Stage Maryland Corporation)
NOTES TO FINANCIAL STATEMENTS—(Continued)
4. Commitments and Contingencies
The Company will be liable for certain expenses of the Offering which include filing, legal, accounting, printing and escrow fees, which are to be paid from the gross proceeds of the Offering.
Offering costs that are advanced by Briad will be reimbursed, subject to the agreed limit and will not be reimbursed by the Company until such time that the Offering proceeds raised to date can cover such costs within the agreed limit.
5. Subsequent Events
The company amended its articles of incorporation on February 8, 2007 to authorize the issuance of 40,000,000 shares of stock. The registration statement was declared effective on February 14, 2007.
In connection with the effectiveness of the registration statement, the Company entered into an Agency Agreement with J.P. Turner & Company, LLC, an Advisory Agreement with the Advisor, and a Property Acquisition/Disposition Agreement with Orange Realty Group. The Agency Agreement between the Company and J. P. Turner & Company, LLC appoints J. P. Turner & Company, LLC as the managing dealer and permits the managing dealer to use the services of other broker-dealers in offering and selling the shares, subject to the Company’s approval.
Under the Agency Agreement, the Company will pay to the managing dealer selling commissions on all sales made, including shares sold through participation in the reinvestment plan, in an amount equal to 7.0% of the purchase price of the shares or $0.95 per share purchased at $13.50 per share and $1.05 per share purchased at $15 per share. The Company will also pay to the managing dealer a non-accountable expense allowance equal to 3.0% of the purchase price of the shares, as a non-accountable reimbursement for expenses incurred by the managing dealer in connection with the offer and sale of the shares. The managing dealer will pay the compensation owing to the broker-dealers out of the selling commissions or non-accountable expense allowance payable to it. The terms of the Advisory Agreement with the Advisor and the Property Acquisition/Disposition Agreement with Orange Realty Group are described in notes 1 and 3 above.
Briad has agreed to increase the line of credit that it has provided to Orange REIT to a maximum amount of $1,600,000, and Orange REIT has executed an amended and restated promissory note. As under the original note, Orange REIT will not be required to pay any amount that would result in the payment by Orange REIT of offering expenses exceeding 15% of the gross proceeds of the offering.
The company entered into an operating lease on March 15, 2007 to lease office space in Atlanta, Georgia. The term of the lease is one year and commenced on March 1, 2007. Monthly rent under the lease is $5,490.
The TRS was incorporated on February 26, 2007.

SIGNATURES
Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
ORANGE REIT, INC.

By:	/s/ Brad Honigfeld Brad Honigfeld	Date: May 15, 2007
Chairman
(Principal Executive Officer)

By:	/s/ David Cahill David Cahill	Date: May 15, 2007
Chief Financial Officer
(Principal Financial and Principal Accounting Officer)
Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities and on the date indicated.

By:	/s/ Brad Honigfeld Brad Honigfeld, Director	Date: May 15, 2007

By:	/s/ Mark R. Stebbins Mark R. Stebbins, Director	Date: May 15, 2007

By:	/s/ Scott Lipkin Scott Lipkin, Director	Date: May 15, 2007